Exhibit 4.1

AMENDMENT TO

WARRANT AGREEMENT

This Amendment to Warrant Agreement (the “Amendment”) is entered into as of August 17, 2005 by and between Chart Industries, Inc., a Delaware corporation (the “Company”), and National City Bank, a national banking association (in its capacity as warrant agent, the “Warrant Agent”).

WHEREAS, the Company has entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of August 2, 2005, by and among the Company, certain stockholders of the Company (the “Principal Stockholders”), First Reserve Fund X, L.P. (“Buyer”) and CI Acquisition, Inc., a wholly owned subsidiary of Buyer (“CI Acquisition”), pursuant to which shares of common stock of the Company owned by the Principal Stockholders are to be sold to CI Acquisition and CI Acquisition will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Buyer (collectively, the “Transaction”);

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of September 15, 2003 (the “Warrant Agreement”); and

WHEREAS, the Company desires to amend the Warrant Agreement for the benefit of the Holders of Warrants in connection with the execution and delivery of the Merger Agreement and the anticipated consummation of the Transaction.

NOW, THEREFORE, in accordance with the procedures for amendment of the Warrant Agreement set forth in Section 20(d) thereof, and in consideration of the foregoing and the premises and mutual agreements herein set forth, the parties hereby agree as follows:

1. Capitalized terms that are used but not otherwise defined herein shall have the meanings ascribed to them in the Warrant Agreement.

2. Section 7(a) of the Warrant Agreement is hereby amended and restated in its entirety to read as follows:

“The Warrants shall expire upon the earlier to occur of (i) 5:00 p.m., Eastern Time on September 15, 2010 or (ii) the time of consummation of a transaction constituting a Termination Event (as described in Section 14(c)) (the “Expiration Time”). At the Expiration Time, the Warrants will become void and of no value; provided that, notwithstanding anything in this Agreement to the contrary (including anything in Section 14(c)(ii) to the contrary) but subject to the other provisions of this Agreement and the terms and conditions of that certain Agreement and Plan of Merger, dated as of August 2, 2005, by and among the Company, certain stockholders of the Company, First Reserve Fund X, L.P. and CI Acquisition, Inc. (the “Merger Agreement”), each Warrant will entitle the Holder thereof, from and after the effectiveness of the Merger (as defined in the Merger Agreement, which shall continue to constitute a Termination Event for purposes of this Agreement), to the rights provided to the Holder of such Warrant in Section 2.06 of the Merger Agreement.”

3. Except as specifically set forth herein, the Warrant Agreement shall remain in full force and effect.

4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

5. This Amendment may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Warrant Agreement to be executed and delivered as of the day and year first above written.

CHART INDUSTRIES, INC

By:	/s/ Michael F. Biehl
Name:	Michael F. Biehl
Title:	Chief Financial Officer and Treasurer

NATIONAL CITY BANK,
as Warrant Agent

By:	/s/ Sharon R. Boughter
Name:	Sharon R. Boughter
Title:	Assistant Vice President

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